UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
BRIGHAM EXPLORATION COMPANY
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Brigham Exploration Company Common Stock, par value $0.01 per share
(Title of Class of Securities)
109178103
(CUSIP Number of Brigham Exploration Company Common Stock Underlying Class of Securities)

Copies to:
Ben M. Brigham	Joe Dannenmaier
Chairman of the Board, Chief Executive Officer, President	Kari A. Potts
BRIGHAM EXPLORATION COMPANY	Thompson & Knight LLP
6300 Bridge Point Parkway, Building 2, Suite 500	98 San Jacinto Blvd, Suite 1900
Austin, Texas 78730	Austin, Texas 78701
(512) 427-3300	(512) 469-6158

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,513,650	$84.46

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that 2,724,651 options to purchase the Issuer’s common stock that are outstanding under the 1997 Incentive Plan of Brigham Exploration Company will be tendered pursuant to the offer. These options have an aggregate value of $1,513,650 calculated based on a Black-Scholes-Merton option pricing model based on a price per share of Brigham Exploration Company common stock of $2.705, the average of the high and low price of the Issuer’s common stock as reported on The Nasdaq Global Select Market as of July 8, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per million of the value of the transaction (prorated for amounts less than one million).

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$84.46
Form or Registration No.:	005-51001
Filing party:	Brigham Exploration Company
Date filed:	July 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 13, 2009, by Brigham Exploration Company, a Delaware corporation (“Brigham”), in connection with its offer to exchange some or all of the outstanding stock options to purchase shares of Brigham common stock, par value $0.01 per share, that are properly tendered and not properly withdrawn for new options to purchase Brigham shares from the employees of Brigham, Inc., a wholly owned subsidiary of Brigham, upon the terms and subject to the conditions set forth in the Offer to Exchange Outstanding Stock Options for New Stock Options, dated July 13, 2009 (the “Offer to Exchange”), and the related election form and withdrawal form (which together, as they may be amended or supplemented from time to time, constitute the exchange offer).
     All information in the Offer to Exchange, including all exhibits and schedules thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 1 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meaning ascribed to them in the Offer to Exchange as amended or supplemented.
     This Amendment No. 1 is being filed for the purpose of amending and supplementing the “Forward Looking Statements” section of the Offer to Exchange.
     The Offer to Exchange is hereby amended and supplemented as follows:
     The last paragraph under “Forward Looking Statements” on page 20 of the Offer to Exchange is hereby amended by replacing such paragraph in its entirety with the following:
     “We caution you not to place undue reliance on the forward-looking statements contained in this offering document, in our Annual Report on Form 10-K for the year ended December 31, 2008 or in our quarterly report on Form 10-Q for the quarter ended March 31, 2009. In addition, the safe harbor protections for forward-looking statements contained in the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, do not apply to any forward-looking statements we make in connection with the Exchange Offer, including forward-looking statements from our Form 10-K for the year ended December 31, 2008 or in our quarterly report on Form 10-Q for the quarter ended March 31, 2009, which are incorporated herein by reference.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

BRIGHAM EXPLORATION COMPANY
/s/ Ben M. Brigham
Name:	Ben M. Brigham
Title:	Chairman of the Board, Chief Executive Officer, and President

Date: July 21, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated July 13, 2009

(a)(1)(B)*	Election Form

(a)(1)(C)*	Withdrawal Form

(a)(1)(D)*	Memorandum to Brigham, Inc. Employees

(a)(1)(E)*	Form of Email Communication to Employees

(a)(1)(F)*	Form of Individual Listing of Eligible Options

(b)	Not applicable

(d)(1)*	1997 Incentive Plan of Brigham Exploration Company (as amended effective May 28, 2009)

(d)(2)*	Form of Incentive Stock Option Agreement under the 1997 Incentive Plan of Brigham Exploration Company

(d)(3)*	Form of Non-Qualified Stock Option Agreement under the 1997 Incentive Plan of Brigham Exploration Company

(g)	Not applicable

(h)	Not applicable

*	Previously filed